FORM 4

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
SOUZA, MATTHEW F. (Last) (First) (Middle)	**Irwin Financial Corporation (IFC)**	_____ Director _____ 10% owner **X** Officer (give title below) _____ Other (Specify below)

	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for (Month/Day/Year) **12/12/2002**	**SENIOR VICE PRESIDENT AND SECRETARY**
500 Washington Street (Street)			

Columbus, IN 47201 (City) (State) (Zip)		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint Group Filing (Check Applicable Line) **X** Form filed by One Reporting Person _____ Form filed by More than One Reporting Person

Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
COMMON STOCK	**12/12/2002**		**G**	**V**	**1,000**	**D**		**16, 919** **(1) (2) (3)**	**D**	
COMMON STOCK								**6,033** **(4)**	**I**	**BY SPOUSE**

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses: **See continuation page(s) for footnotes**

/S/ MATTHEW F. SOUZA   12/12/2002

———————————————————————   ———————————————————
**Signature of Reporting Person   Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

FORM 4 (continued)

SOUZA, MATTHEW F.   Irwin Financial Corporation (IFC)
500 Washington Street   12/12/2002
Columbus IN 47201

FOOTNOTES:

(1) BETWEEN 02/01/02 AND 12/12/02, THE REPORTING PERSON ACQUIRED 740 SHARES OF IRWIN FINANCIAL CORPORATION COMMON STOCK UNDER THE IRWIN FINANCIAL CORPORATION EMPLOYEES' STOCK PURCHASE PLAN. THE INFORMATION IN THIS REPORT IS AS OF 12/12/02. THE PLAN PROVIDES FOR THE PURCHASE OF FRACTIONAL SHARES. THE NUMBER REPORTED IS THE NEAREST WHOLE NUMBER.

(2) BETWEEN 02/01/02 AND 12/12/02, THE REPORTING PERSON ACQUIRED 43 SHARES OF IRWIN FINANCIAL CORPORATION COMMON STOCK UNDER THE IRWIN FINANCIAL CORPORATION DIVIDEND AND COMMON STOCK PURCHASE PLAN. THE INFORMATION IN THIS REPORT IS AS OF 12/12/02. THE PLAN PROVIDES FOR THE PURCHASE OF FRACTIONAL SHARES. THE NUMBER REPORTED IS THE NEAREST WHOLE NUMBER.

(3) BETWEEN 02/01/02 AND 12/12/02, THE REPORTING PERSON ACQUIRED 80 SHARES OF IRWIN FINANCIAL CORPORATION COMMON STOCK THROUGH BROKER-ADMINISTERED DIVIDEND REINVESTMENT WITH TERMS SIMILAR TO THE IRWIN FINANCIAL CORPORATION DIVIDEND REINVESTMENT PLAN. SHARES NOTED ARE AS OF 12/12/02. THE PLAN PROVIDES FOR THE PURCHASE OF FRACTIONAL SHARES. THE NUMBER REPORTED IS THE NEAREST WHOLE NUMBER.

(4) BETWEEN 02/01/02 AND 12/12/02, THE REPORTING PERSON'S SPOUSE ACQUIRED 42 SHARES OF IRWIN FINANCIAL CORPORATION COMMON STOCK THROUGH BROKER-ADMINISTERED DIVIDEND REINVESTMENT WITH TERMS SIMILAR TO THE IRWIN FINANCIAL CORPORATION DIVIDEND REINVESTMENT PLAN. SHARES NOTED ARE AS OF 12/12/02. THE PLAN PROVIDES FOR THE PURCHASE OF FRACTIONAL SHARES. THE NUMBER REPORTED IS THE NEAREST WHOLE NUMBER.